Exhibit 99.1

PROVINCE OF MANITOBA
NOTES TO THE QUARTERLY FINANCIAL REPORT
FOR THE SIX MONTHS — APRIL TO SEPTEMBER 2002

This report presents the unaudited financial results of the Province of Manitoba for the second quarter of the 2002/03 fiscal year. The comparative data provided for the 2001/02 fiscal year has been restated to reflect the organizational structure of departments established in the 2002/03 Estimates as well as the in-year reorganization of departments announced on September 25, 2002.

As noted in the First Quarter Financial Report, a $150.0 million payment from Manitoba Hydro related to export profits that was to have been received in 2001/02 was recorded as revenue to the Province in the 2002/03 fiscal year. This payment was received in August 2002 and is identified as an extraordinary revenue item in this quarterly financial report.

SECOND QUARTER — ACTUAL TO ESTIMATE

The Net Expenditure for the six months ended September 30, 2002 of $134.8 million was $90.4 million lower than the second quarter projection of $225.2 million, primarily as a result of lower than anticipated expenditures. This variance is primarily attributable to differences in timing in the flow of disbursements.

SECOND QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS

Total revenues, before the extraordinary revenue of $150.0 million from Manitoba Hydro, were $60.3 million lower than for the same period last year. The reduction in revenue mainly reflects the levels projected in the 2002 Budget (Corporation Income Tax and Water Power Rentals) as well as some softening in both Equalization and Personal Income Tax receipts. Year over year increases in Retail Sales Tax and Tobacco Tax are consistent with budgeted levels.

Second quarter operating expenditures of $3,344.7 million were $79.2 million higher than for the same period last year. The increase in expenditures mainly reflects the increased level of spending authority approved in the 2002 Budget for the departments of Health, Family Services and Housing, Justice and Education and Youth as well as differences in timing of payments. These program increases were offset by a reduction of $43.4 million in public debt servicing costs consistent with the 2002 Budget.

CAPITAL INVESTMENT

Expenditure for the acquisition of tangible assets was $1.2 million less than estimated for the second quarter and $0.5 million more than expenditures incurred during the same period last year, mainly due to differences in timing of project requirements.

YEAR END PROJECTION

Recent federal estimates for Manitoba’s Individual Income Tax and Equalization receipts indicate that 2002/03 payments will be approximately $122.0 million less than estimated in the 2002 Budget. These reductions are partially offset by projected improvements in Corporation Income Tax and Capital Tax receipts. In total, revenues are projected to be $54.3 million less than the budget level. While revenues from Retail Sales Tax continue to be strong (6.4% growth year over year to date), the year-end projection may be slightly lower than the budget estimate. Revenues from the Manitoba Lotteries Corporation are expected to exceed budget projections by $8.0 million.

The projected reduction in equalization receipts of $106.3 million represents the major component of the lower revenue estimate. This reduction arises from a national economic downturn resulting in negative adjustments to estimates of national corporate income tax receipts for the 2001/02 and 2002/03 fiscal years and an adjustment related to the equalization ceiling calculation for the 2000/01 fiscal year as well as a downward adjustment to population estimates.

Province of Manitoba — Financial Quarterly

YEAR END PROJECTION (continued)

Expenditures face upward pressure primarily in health care and emergency expenditures. Total expenditures are projected to increase by $71.1 million from the budgeted level. The increase in health care spending (estimated at $70.0 million) illustrates the significant and growing need for improved federal support for health care as outlined in the Romanow report on the Future of Health Care in Canada. Health care spending is projected to increase as a result of wage settlements and continued price and volume pressures including pharmacare and medical services. Emergency expenditures are higher as a result of forest fire suppression and flood related costs. A Special Warrant of $9.0 million was approved by Cabinet in November 2002 to provide additional funding in support of emergency expenditures. These additional costs have been included in the revised year-end projection. Spending in most other departments is anticipated to be on or below the budget as the government continues to implement measures to manage discretionary expenditures while making vital front-line services a priority. Public debt servicing costs are projected to be $27.3 million less than budgeted as a result of a lower U.S. dollar debt exposure and lower interest rates.

The Manitoba government is committed to balanced budgets, as demonstrated by the Balanced Budget, Debt Repayment and Taxpayer Accountability Act. The Province continues to press the federal government for appropriate levels of support for health care spending and is optimistic that a federal response to the Romanow Report will provide much needed additional funding starting this fiscal year. As noted previously, a $150.0 million payment from Manitoba Hydro related to export profits, which was to have been received in the 2001/02 fiscal year, has been received and recorded as revenue in the 2002/03 fiscal year. If necessary, the Province is prepared to direct this extraordinary revenue to support a balanced budget for the 2002/03 fiscal year. This will reduce the planned transfer from the Fiscal Stabilization Fund from $93.0 million to $62.0 million in this fiscal year. A positive $3.5 million year-end balance would therefore be achieved for the operating fund compared to the $9.8 million forecast in the 2002 Budget.

DEBT RETIREMENT

The 2002 Budget provided for a $96.4 million contribution to the Debt Retirement Fund. As required by the balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. For 2002/03, the Committee has allocated $48.2 million for retirement of pension obligations, leaving $48.2 million for the retirement of general purpose debt. The status of the Debt Retirement Fund is outlined on page 9.

FISCAL STABILIZATION FUND

Based on the projected results for 2002/03, the transfer from the Fiscal Stabilization Fund of $62.0 million will be $31.0 million lower than the budgeted transfer of $93.0 million. The status of the Fiscal Stabilization Fund is outlined on page 10. As noted in the First Quarter Financial Report, a $150.0 million transfer was made in the 2001/02 fiscal year as a transitional measure related to the planned $150.0 million payment from Manitoba Hydro. As noted previously, this payment from Manitoba Hydro has now been recorded as revenue to the Province in the 2002/03 fiscal year. If this funding is not needed to support the Province’s financial position for the 2002/03 fiscal year, it will be transferred to the Fiscal Stabilization Fund to reverse the transitional 2001/02 transfer from the fund. As shown on the table on page 10, if this does not occur, the Fiscal Stabilization Fund will have a balance of $194.6 million at March 31, 2003.

BORROWING ACTIVITY

The original estimate of borrowing requirements identified in the 2002 Budget was $2,260.2 million, including refinancing and funding for Manitoba Hydro and Health’s capital programs. This requirement has increased to $2,463.1 million to accommodate debt called prior to maturity and to fund an allocation to the Provincial Sinking Fund for the purchase of foreign debt.

For the period April 1, 2002 to September 30, 2002, $1,376.2 million has been borrowed of which $982.8 million was raised in the public market.

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE AND EXPENDITURE FOR
THE SIX MONTHS ENDED SEPTEMBER 30, 2002 (with
comparative figures for September 30, 2001)
(UNAUDITED)

				2002/03

2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Revenue
2,149,189	2,084,892	(64,297)	Own Source Revenue	2,084,892	2,078,300	6,592
971,068	975,052	3,984	Government of Canada	975,052	981,579	(6,527)
			Extraordinary Revenue
—	150,000	150,000	- Manitoba Hydro (2001/02)	150,000	150,000	—

3,120,257	3,209,944	89,687	Total Revenue	3,209,944	3,209,879	65

			Expenditure
3,084,069	3,206,680	122,611	Program Expenditure	3,206,680	3,296,981	(90,301)
181,411	138,028	(43,383)	Debt Servicing	138,028	138,102	(74)

3,265,480	3,344,708	79,228	Total Expenditure	3,344,708	3,435,083	(90,375)

(145,223)	(134,764)	(10,459)	Net Revenue/(Expenditure)	(134,764)	(225,204)	(90,440)
			Interfund Transfers
—	—	—	Debt/Pension Repayment	—	—	—
—	—	—	Fiscal Stabilization Fund	—	—	—

—	—	—	Total Interfund Transfers	—	—	—

			Balance Under Balanced Budget Legislation
(145,223)	(134,764)	(10,459)		(134,764)	(225,204)	(90,440)

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002
(with comparative figures for September 30, 2001)
(UNAUDITED)

				2002/03

2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Taxation:
			Finance
832,255	782,754	(49,501)	- Individual Income Tax	782,754	782,754	—
183,480	107,397	(76,083)	- Corporation Income Tax	107,397	107,397	—
72,066	85,039	12,973	- Corporation Capital Tax	85,039	82,535	2,504
67,740	67,387	(353)	- Gasoline Tax	67,387	68,915	(1,528)
20,078	22,140	2,062	- Insurance Corporations Tax	22,140	21,831	309
97,349	103,780	6,431	- Levy for Health and Education	103,780	100,739	3,041
7,358	8,478	1,120	- Land Transfer Tax	8,478	7,310	1,168
16,056	50	(16,006)	- Mining Tax	50	—	50
26,832	27,741	909	- Motive Fuel Tax	27,741	28,107	(366)
408,130	434,181	26,051	- Retail Sales Tax	434,181	436,673	(2,492)
24,113	23,738	(375)	- Revenue Act, 1964, Part I	23,738	24,546	(808)
63,085	83,363	20,278	- Tobacco Tax	83,363	82,863	500
1,593	1,399	(194)	- Environmental Protection Tax	1,399	1,152	247

1,820,135	1,747,447	(72,688)		1,747,447	1,744,822	2,625
			Industry, Trade and Mines
1,963	1,412	(551)	- Oil and Natural Gas Tax	1,412	1,671	(259)

1,822,098	1,748,859	(73,239)		1,748,859	1,746,493	2,366
			Other Revenue:
56,566	48,238	(8,328)	Conservation — Water Power Rentals	48,238	46,695	1,543
13,377	13,854	477	Conservation — Other	13,854	14,651	(797)
38,481	42,831	4,350	Transportation and Government Services	42,831	44,449	(1,618)
—	—	—	Manitoba Hydro (2002/03)	—	—	—
64,600	62,700	(1,900)	Manitoba Liquor Commission	62,700	62,000	700
118,000	130,000	12,000	Manitoba Lotteries Corporation	130,000	126,000	4,000
36,067	38,410	2,343	Other Departments	38,410	38,012	398

327,091	336,033	8,942		336,033	331,807	4,226

2,149,189	2,084,892	(64,297)	Total Own Source Revenue	2,084,892	2,078,300	6,592

			Government of Canada
600,888	577,608	(23,280)	Equalization	577,608	577,610	(2)
338,916	364,416	25,500	Canada Health and Social Transfer	364,416	364,416	—
—	3,519	3,519	Medical Equipment Fund	3,519	2,655	864
31,264	29,509	(1,755)	Other Departments	29,509	36,898	(7,389)

971,068	975,052	3,984	Total Government of Canada	975,052	981,579	(6,527)

3,120,257	3,059,944	(60,313)	Total Before Extraordinary Revenue	3,059,944	3,059,879	65

			Extraordinary Revenue
—	150,000	150,000	Manitoba Hydro (2001/02)	150,000	150,000	—

3,120,257	3,209,944	89,687	Total Revenue	3,209,944	3,209,879	65

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002
(with comparative figures for September 30, 2001)
(UNAUDITED)

				2002/03

2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
10,714	11,765	1,051	Legislative Assembly	11,765	12,086	(321)
1,559	1,671	112	Executive Council	1,671	1,675	(4)
14,465	14,432	(33)	Aboriginal and Northern Affairs	14,432	16,863	(2,431)
244,391	240,162	(4,229)	Advanced Education and Training	240,162	245,758	(5,596)
42,837	44,978	2,141	Agriculture and Food	44,978	45,651	(673)
2,089	2,043	(46)	Civil Service Commission	2,043	2,211	(168)
3,083	2,728	(355)	Community Support Programs	2,728	2,847	(119)
71,834	73,000	1,166	Conservation	73,000	80,988	(7,988)
29,914	30,741	827	Culture, Heritage and Tourism	30,741	31,305	(564)
511,413	530,808	19,395	Education and Youth	530,808	528,030	2,778
23,963	26,063	2,100	Employee Pensions and Other Costs	26,063	27,123	(1,060)
6,822	5,173	(1,649)	Energy, Science and Technology	5,173	8,522	(3,349)
384,998	414,284	29,286	Family Services and Housing	414,284	405,561	8,723
78,462	79,051	589	Finance — Departmental Costs	79,051	79,440	(389)
181,411	138,028	(43,383)	Finance — Debt Servicing Costs	138,028	138,102	(74)
1,308,878	1,361,544	52,666	Health	1,361,544	1,397,668	(36,124)
5,703	9,636	3,933	Healthy Child Initiative	9,636	8,917	719
10,061	9,559	(502)	Industry, Trade and Mines	9,559	14,755	(5,196)
55,530	59,984	4,454	Intergovernmental Affairs	59,984	65,733	(5,749)
85,821	90,602	4,781	Justice	90,602	105,813	(15,211)
11,557	12,377	820	Labour and Immigration	12,377	12,457	(80)
287	338	51	Seniors Directorate	338	346	(8)
5,184	5,171	(13)	Sport	5,171	5,159	12
519	496	(23)	Status of Women	496	492	4
157,110	155,968	(1,142)	Transportation and Government	155,968	174,727	(18,759)
			Services
551	4,585	4,034	Enabling Appropriations	4,585	4,209	376
16,324	19,521	3,197	Other Appropriations	19,521	18,645	876

3,265,480	3,344,708	79,228	Total Expenditure	3,344,708	3,435,083	(90,375)

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART B — CAPITAL
INVESTMENT FOR THE SIX MONTHS ENDED SEPTEMBER
30, 2002 (with comparative figures for September 30, 2001)
(UNAUDITED)

				2002/03

2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
24	—	(24)	Agriculture and Food	—	129	(129)
428	47	(381)	Conservation	47	232	(185)
—	663	663	Family Services and Housing	663	803	(140)
61	133	72	Finance	133	190	(57)
89	349	260	Health	349	315	34
526	760	234	Justice	760	866	(106)
6,287	6,971	684	Transportation and Government Services	6,971	7,509	(538)
6,245	5,269	(976)	Enabling Appropriations	5,269	5,359	(90)

13,660	14,192	532	Total Capital Investment	14,192	15,403	(1,211)

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
SEPTEMBER 30, 2002
(with comparative figures for March 31, 2002)
(UNAUDITED)

Canadian	Canadian
Dollar	Dollar	Increase		Canadian	Canadian	Increase
Equivalent	Equivalent	(Decrease)		Dollar	Dollar	(Decrease)
at Date of	at Date of	Sept. 30/02		Valuation	Valuation	Sept. 30/02
Issue	Issue	over		(Note 1)	(Note 1)	over
Sept. 30/02	March 31/02	Mar. 31/02		Sept. 30/02	March 31/02	March 31/02

(thousands of dollars)				(thousands of dollars)

			Direct Debt Payable in:
11,525,896	11,835,290	(309,394)	Canadian Dollars	11,498,096	11,807,490	(309,394)
2,770,478	2,962,401	(191,923)	Issues Swapped to Canadian Dollars	2,912,355	3,221,628	(309,273)
2,736,775	3,055,916	(319,141)	U.S. Dollars	3,298,213	3,734,567	(436,354)
1,403,111	1,403,111	—	Issues Swapped to U.S. Dollars	1,547,537	1,555,051	(7,514)

18,436,260	19,256,718	(820,458)	Total Direct Debt	19,256,201	20,318,736	(1,062,535)

			Guaranteed Debt Payable in:
1,127,178	595,190	531,988	Canadian Dollars	1,127,178	595,190	531,988
—	—	—	U.S. Dollars	—	—	—

1,127,178	595,190	531,988	Total Guaranteed Debt	1,127,178	595,190	531,988

19,563,438	19,851,908	(288,470)	Total Direct and (Note 2)	20,383,381	20,913,926	(530,545)
			Guaranteed Debt
5,580,260	6,410,517	(830,257)	Less: Sinking Fund Investments	5,580,260	6,410,517	(830,257)
149,825	100,444	49,381	Less: Debt Retirement Fund	149,825	100,444	49,381

13,833,353	13,340,947	492,406	Net Direct and Guaranteed Debt (Note 3)	14,653,296	14,402,965	250,331

     See notes on following page.

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
SEPTEMBER 30, 2002
(with comparative figures for March 31, 2002)
(UNAUDITED)

NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at March 31, 2002 and September 30, 2002.

2.	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at September 30, 2002, total gross debt was payable 76% in Canadian dollars and 24% in U.S. dollars. Of this total, General Government Program Debt and Other Debt was payable 95% in Canadian dollars (94% at March 31, 2002) and 5% in U.S. dollars (6% at March 31, 2002) while Manitoba Hydro debt was payable 44% in Canadian dollars (42% at March 31, 2002) and 56% in U.S. dollars (58%at March 31, 2002).

3.	The debt was issued for the following purposes:

	September 30, 2002		March 31, 2002

	(in thousands)	(per capita)	(in thousands)	(per capita)
		(Note 6)		(Note 6)

General Government Programs	6,357,116	5,524	6,406,112	5,571
The Manitoba Hydro-Electric Board	6,530,704	5,675	6,263,251	5,446
Capital Investments (Note 4)	244,900	213	244,900	213
Manitoba Hospital Facilities (Note 4)	390,000	339	390,000	339
Other	1,130,576	982	1,098,702	955

Total (Note 5)	14,653,296	12,733	14,402,965	12,524

4.	Capital Investments are the stock of tangible capital assets held by government. These are paid off over the useful life of the assets (see Main Estimates page 161 for details). Manitoba Hospital Facilities debt was recorded as Provincial debt for the first time in 2000/01. Previously, this debt was held in the name of individual health facilities at a higher overall cost to taxpayers. Hospital Facilities debt is repaid over terms up to 20 years.

5.	The $250 million increase in total debt is comprised of prefunding of self sustaining debt including Manitoba Hydro’s capital requirements which was offset by a net increase in sinking funds.

6.	Per capita data is based upon population figures at July 1, 2002 as reported by Statistics Canada. Taxpayer supported debt, including debt for general government programs, decreased as a result of a net increase to the Debt Retirement Fund. Self sustaining debt, including Manitoba Hydro, increased due to prefunding of self sustaining debt and Manitoba Hydro’s capital requirements offset by a net increase in Manitoba Hydro’s sinking fund. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar debt.

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA DEBT
RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03	2001/02
	Projection (1)	Actual

	(thousands of dollars)

Fund Balance, Beginning of Year	100,444	75,227

Revenue:

Interest Earnings	3,200	3,860
Transfer from Operating Fund	96,357	96,357

	99,557	100,217

Expenditure:

Transfer to Operating Fund for:
- Debt Retirement	—	—
- Pension Obligation (2)	(48,179)	(75,000)

	(48,179)	(75,000)

Fund Balance, End of Year	151,822	100,444

Notes:
(1)	Based on 2002 Budget
(2)	The actual allocation of funds has been determined by the Allocation Committee as per Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03	2001/02
	Projection	Actual

	(thousands of dollars)

Fund Balance, Beginning of Year	247,254	320,494

Revenue:

Interest Earnings	5,780	13,923

Interfund Transfers

Transfer to the Operating Fund
- Re: Payment from Manitoba Hydro (2001/02)	—	(150,000)
Transfer to the Operating Fund	(62,000)	—
Transfer from the Operating Fund
- Re: Year-End Surplus	3,518	62,837

	(58,482)	(87,163)

Fund Balance, End of Year	194,552	247,254

Province of Manitoba — Financial Quarterly

PROVINCE OF MANITOBA
OPERATING FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(UNAUDITED)

	Revised	Budget
	Projection	Projection

	(thousands of dollars)

Revenue
Total Before Extraordinary Revenue	6,887,013	6,941,290
Extraordinary Revenue re: Manitoba Hydro (2001/02)	150,000	—

Total Revenue	7,037,013	6,941,290

Expenditure
Program	6,658,120	6,559,749
Debt Servicing	341,018	368,310

Total Expenditure	6,999,138	6,928,059

Net Revenue / (Expenditure)	37,875	13,231

Interfund Transfers
Debt/Pension Repayment	(96,357)	(96,357)
From Fiscal Stabilization Fund	62,000	93,000

Total Interfund Transfers	(34,357)	(3,357)

Balance Under Balanced Budget Legislation	3,518	9,874

Province of Manitoba — Financial Quarterly